================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 29)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                    87927W10
       (Title of class of securities)                       (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               June 28 & 30, 2005
            (Dates of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [ ]

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 9)

-----------------------------------------------------------               -----------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               -----------------------------------------------------

-----------------------    ----------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    ----------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                            (b) [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    ----------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                   WC
-----------------------    ----------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         22,084,650
SHARES                                                                                        (See Item 5)
                           -------------------     ----------------------------------------------------------------------------
                           8                       SHARED VOTING POWER:                       2,407,345,359
BENEFICIALLY                                                                                  (See Item 5)
OWNED BY                   -------------------     ----------------------------------------------------------------------------
                           9                       SOLE DISPOSITIVE POWER:                    22,084,650
EACH                                                                                          (See Item 5)
REPORTING                  -------------------     ----------------------------------------------------------------------------
                           10                      SHARED DISPOSITIVE POWER:                  2,407,345,359
PERSON WITH                                                                                   (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                             2,429,430,009
                           REPORTING PERSON:
-----------------------    ----------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                              [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 18.17%
                                                                                                               (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO



                                    (Page 2)

-----------------------------------------------------------               -----------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               -----------------------------------------------------

-----------------------    ------------------------------------------------ ---------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    ----------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                            (b) [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    ----------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                   WC
-----------------------    ----------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           -------------------     ----------------------------------------------------------------------------
                           8                       SHARED VOTING POWER:                       2,407,345,359
BENEFICIALLY                                                                                  (See Item 5)
OWNED BY                   -------------------     ----------------------------------------------------------------------------
                           9                       SOLE DISPOSITIVE POWER:                    0
EACH
REPORTING                  -------------------     ----------------------------------------------------------------------------
                           10                      SHARED DISPOSITIVE POWER:                  2,407,345,359
PERSON WITH                                                                                   (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                             2,407,345,359
                           REPORTING PERSON:
-----------------------    ----------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                              [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 18.0%

-----------------------    ----------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO

                                    (Page 3)

-----------------------------------------------------------               -----------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               -----------------------------------------------------

-----------------------    ------------------------------------------------ ---------------------------------------------------
1                          NAME OF REPORTING PERSON                         RAGIONE S.a.p.a. DI GILBERTO
                           I.R.S. IDENTIFICATION NO.                        BENETTON E C.
                           OF ABOVE PERSON                                  Not Applicable
-----------------------    ----------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                            (b) [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    ----------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                   WC
-----------------------    ----------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         22,084,650
SHARES                                                                                        (See Item 5)
                           -------------------     ----------------------------------------------------------------------------
                           8                       SHARED VOTING POWER:                       2,407,345,359
BENEFICIALLY                                                                                  (See Item 5)
OWNED BY                   -------------------     ----------------------------------------------------------------------------
                           9                       SOLE DISPOSITIVE POWER:                    22,084,650
EACH                                                                                          (See Item 5)
REPORTING                  -------------------     ----------------------------------------------------------------------------
                           10                      SHARED DISPOSITIVE POWER:                  2,407,345,359
PERSON WITH                                                                                   (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                             2,429,430,009
                           REPORTING PERSON:
-----------------------    ----------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                              [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 18.17%
                                                                                                               (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              PN


                                    (Page 4)

         This Amendment No. 29 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         During the period between September 9, 2005 and September 16, 2005, Edizione Holding acquired an aggregate of 20,000,000 Telecom Italia Shares as described in paragraph (b)(i) of Item 5 below and as set forth in Schedule I. Edizione Holding used available funds in its net working capital.

Item 4.    Purpose of the Transaction
           --------------------------

         Edizione Holding acquired the beneficial ownership of 20,000,000 Telecom Italia Shares (0.14% of the outstanding Telecom Italia Shares) described in paragraph (b)(i) of Item 5 for investment purposes.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) Edizione Holding and Ragione beneficially hold 2,429,430,009 of Telecom Italia Shares, or approximately 18.17% of the outstanding Telecom Italia Shares. Edizione Holding and Ragione have shared voting and dispositive power over 2,407,345,359 Telecom Italia Shares through their interest in Olimpia, and shared voting and dispositive power over 22,084,650 Telecom Italia Shares, which are directly held by Edizione Holding.

         (b) Between September 9, 2005 and September 16, 2005, Edizione Holding acquired 20,000,000 Telecom Italia Shares in market transactions effected on the Italian Stock Exchange. Information in respect of each transaction involving the acquisition of

                                    (Page 5)
such Telecom Italia Shares is set forth on Schedule I. (ii) In addition, effective June 30, 2005, Telecom Italia Mobile S.p.A. ("TIM") merged into Telecom Italia which resulted in the conversion of TIM shares held by Edizione Holding. TIM shares held by Edizione Holding were converted into 2,084,650 Telecom Italia Shares on June 30, 2005.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         On June 28, 2005, Olimpia pledged 230,464,309 Telecom Italia Shares in favor of Banca Monte Dei Paschi Di Siena S.p.A. ("BMPS") pursuant to a pledge instrument, dated as of June 28, 2005. A copy of the pledge instrument is filed as Exhibit 66. The pledged shares secure certain obligations of Olimpia arising under a financing agreement between Olimpia and BMPS, dated as of June 28, 2005, pursuant to which BMPS agrees to lend to Olimpia an aggregate amount of up to 600,000,000 euro on the terms and conditions set forth therein. An English translation of the financing agreement is filed as Exhibit 67.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

66. Pledge Instrument, dated as of June 28, 2005, between Olimpia and BMPS. [English translation]

67. Financing Agreement, dated as of June 28, 2005, between Olimpia and BMPS. [English translation]


                                    (Page 6)

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

66. Pledge Instrument, dated as of June 28, 2005, between Olimpia and BMPS. [English translation]

67. Financing Agreement, dated as of June 28, 2005, between Olimpia and BMPS. [English translation]




                                    (Page 7)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    September 16, 2005
                                            EDIZIONE HOLDING S.p.A.



                                            By: /s/ Gianni Mion
                                               -------------------------
                                               Name:   Gianni Mion
                                               Title:  Chief Executive Officer

                                    (Page 8)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    September 16, 2005

                                            EDIZIONE FINANCE INTERNATIONAL S.A.


                                            By: /s/ Gustave Stoffel
                                               -------------------------
                                               Name:   Gustave Stoffel
                                               Title:  Director

                                    (Page 9)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    September 16, 2005

                                            RAGIONE S.a.p.a DI GILBERTO
                                              BENETTON E C.


                                            By: /s/ Gilberto Benetton
                                               -------------------------
                                               Name:   Gilberto Benetton
                                               Title:  Chairman

                                   SCHEDULE I
                                   ----------

Acquisitions by Edizione Holding of Telecom Italia Shares - 09/09/05 through 09/16/05.


---------------------------------------- -------------------------------------- --------------------------------------

          Date of Acquisition                    Number of Securities                  Price per Security (1)
---------------------------------------- -------------------------------------- --------------------------------------

              09/09/2005                               3,500,000                                2.578
---------------------------------------- -------------------------------------- --------------------------------------

              09/12/2005                               3,500,000                                2.586
---------------------------------------- -------------------------------------- --------------------------------------

              09/13/2005                               3,500,000                                2.577
---------------------------------------- -------------------------------------- --------------------------------------

              09/14/2005                               3,000,000                                2.589
---------------------------------------- -------------------------------------- --------------------------------------

              09/15/2005                               3,500,000                                2.606
---------------------------------------- -------------------------------------- --------------------------------------

              09/16/2005                               3,000,000                                2.602
---------------------------------------- -------------------------------------- --------------------------------------


--------------------------------------------------------------------------------

     (1)  Prices are denominated in Euros, and exclude commissions and fees.